

September 11, 2020

C. David Cone
Executive Vice President and Chief Financial Officer
Taylor Morrison Home Corp
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

> **Re: Taylor Morrison Home Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 19, 2020**
> **File No. 001-35873**

Dear Mr. Cone:

We have reviewed your July 31, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2020 letter.

Form 10-K for Fiscal Year Ended December 3, 2019

Non-GAAP Measures, page 41

1.    We note your response to comment 1 in which you tell us of your intent to include the non-GAAP measures disclosed in the March 31, 2020 Form 10-Q in future filings for comparative purposes and consistency of presentation. Please consider also including a discussion in future filings of any changes in the specific measures presented between periods such that an investor can understand how management perceives the usefulness of the measures underlying those changes.

You may contact Paul Cline at (202_551-3851 or Robert Telewicz at (202)551-3438 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction